FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 11 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year: March 31, 2002

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which	Names of exchanges
	registration is effective	on which registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Jamal Khokhar
Counsellor
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Brice T. Voran
Shearman & Sterling
Commerce Court West, 199 Bay Street
Toronto, Ontario, Canada M5L IE8

*	The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2002 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (o)	Public Accounts of Ontario: 2002-2003 Province of Ontario Annual Report and Consolidated Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO (Name of registrant)

November 21, 2003	By:	/s/ Gadi Mayman

Name: Gadi Mayman Title: Executive Director Capital Markets Division Ontario Financing Authority

Exhibit Index

Exhibit (o):	Public Accounts of Ontario: 2002-2003 Province of Ontario Annual Report and Consolidated Financial Statements